Boulette's
Profit and Loss
January - March, 2024

	Total
Income	
SALES	
PRIVATE DINING SALES	
Private Dining Sales	89,200.60
Total PRIVATE DINING SALES	**$ 89,200.60**
RESTAURANT SALES	
Beer Sales	9,352.00
Beverage Sales	69,105.00
RESTAURANT FOOD SALES	
Desserts Sales	5,436.00
Food Sales	111,658.75
Larder Sales	1,709.00
Pizza Sales	84,927.00
Uncategorized Sales	11,381.41
Total RESTAURANT FOOD SALES	**$ 215,112.16**
Wine Sales	18,433.00
Total RESTAURANT SALES	**$ 312,002.16**
SHOP SALES	
Beverage Sales Shop	57.00
Cakes/Pastries Sales	12,569.00
Cocktail Sales Shop	1,985.00
Delivery Sales	20.00
Easter Sales	3,919.00
Japanese Pantry Sales	160.00
Old Retail	196.00
Pantry Sales	20.00
Pizza Sales Shop	1,403.00
Retail Sales	3,674.00
Salon des Arts Sales	16.50
Saturday Chef's Special	24,023.00
Saturday Larder Sales	19,957.00
Uncategorized Sales Shop	54,350.00
Wine Sales Shop	1,548.00
Total SHOP SALES	**$ 123,897.50**
SURCHARGES	
Surcharges - Restaurant	15,571.64
Surcharges - Shop	5,808.64
Total SURCHARGES	**$ 21,380.28**
Total SALES	**$ 546,480.54**
Total Income	**$ 546,480.54**
Cost of Goods Sold	
Beer Costs	4,502.81
Food Costs	
Dairy	14,385.39
Grocery	19,455.87
Meat	11,798.04
Paid Outs	5,500.00
Poultry	1,443.85
Produce	15,576.76
Seafood	7,742.80
Total Food Costs	**$ 75,902.71**
Liquor Costs	13,044.04
NA Bev Costs	1,610.66
Retail Costs	
Flowers	4,283.99
Total Retail Costs	**$ 4,283.99**
Wine Costs	13,492.63
Total Cost of Goods Sold	**$ 112,836.84**
Gross Profit	**$ 433,643.70**
Expenses	
(A) LABOR	
Admin	21,843.90
BOH	
Cook	99,592.55
Dishwasher	35,707.99
Total BOH	**$ 135,300.54**
FOH	
Bartender	25,866.09
Server	63,858.02
Total FOH	**$ 89,724.11**
Total (A) LABOR	**$ 246,868.55**

(A) PAYROLL RELATED EXPENSES

Contract Labor		6,387.16
Employer Payroll Taxes		30,718.04
Health Insurance Premiums		5,042.88
Medical Treatment Owner		1,088.24
Overtime		1,991.11
Owner Health Insurance		7,005.18
Recruiting		922.00
Total (A) PAYROLL RELATED EXPENSES	**$**	**53,154.61**

GENERAL BUSINESS EXPENSES

Auto Expenses		3,063.83
Auto Insurance		2,111.93
Bank Service Charges		208.00
Cash Over & Short		0.00
Customer Discounts		2,017.90
Customer Refunds		139.00
Dues & Subscriptions		3,119.60
Local Municipal Fees		1,403.00
Local Transportation		81.76
Melio Service Fees		72.00
Menu Paper		997.38
Parking & Tolls		1,360.68
Square Fees		18,098.01
Website		57.00
Total GENERAL BUSINESS EXPENSES	**$**	**32,730.09**

OCCUPANCY EXPENSES

Building Services		301.80
CAM Charges		23,856.00
Liability Insurance		11,429.38
Office Rent		13,249.07
Percent Rent		15,622.74
Promo		1,557.27
Total OCCUPANCY EXPENSES	**$**	**66,016.26**

OUTSIDE SERVICES

Janitorial		1,490.00
Linen Service		39.06
Payroll Fees		2,252.85
Uniforms		4,073.49
Total OUTSIDE SERVICES	**$**	**7,855.40**

PROFESSIONAL FEES

Accounting		8,100.00
Legal		43.16
Total PROFESSIONAL FEES	**$**	**8,143.16**

REPAIRS & MAINTENANCE

Repairs - Equipment		4,158.25
Repairs - Premises		2,718.65
Total REPAIRS & MAINTENANCE	**$**	**6,876.90**

SUPPLIES

Cleaning Supplies		107.54
Firewood		1,831.80
Kitchen Supplies		770.01
Office Supplies		2,788.78
Packaging Supplies		1,252.74
Restaurant Supplies		11,150.56
Total SUPPLIES	**$**	**17,901.43**

UTILITIES

Electric & Gas		3,279.15
Telephone		1,374.51
Total UTILITIES	**$**	**4,653.66**
Total Expenses	**$**	**444,200.06**
Net Operating Income	**-$**	**10,556.36**

Other Income

Interest Income		17.30
Total Other Income	**$**	**17.30**

Other Expenses

1-Time Expenses		7,623.49
Bridge Loan Payments		8,333.33
Research & Development		965.90
Tax Prep Fees		5,950.00
Total Other Expenses	**$**	**22,872.72**
Net Other Income	**-$**	**22,855.42**
Net Income	**-$**	**33,411.78**

Boulette's
Balance Sheet
As of March 31, 2024

		Total
ASSETS		
Current Assets		
Bank Accounts		
FRB Checking X7441		3,256.00
FRB Money Market X7656		4,937.49
Petty Cash		4,236.70
Square Credit Card Receivables		5,037.35
Square Suspense		29,914.90
WF Checking		29,628.18
WF Payroll		1.76
WF Savings		512.28
Total Bank Accounts	$	**77,524.66**
Other Current Assets		
Employee Advances		0.00
FTB Prepayment		0.00
Inventory		0.00
Beer Inventory		759.00
Food Inventory		10,462.00
Liquor Inventory		4,611.00
Wine Inventory		4,394.00
Total Inventory	$	**20,226.00**
Prepaid SF Property Tax		0.00
Prepaid Workers Comp		0.00
Suspense		-20,472.08
Total Other Current Assets	-$	**246.08**
Total Current Assets	$	**77,278.58**
Fixed Assets		
Accum. Depreciation		-2,312,284.00
Tenant Improvements		2,914,390.00
Total Fixed Assets	$	**602,106.00**
Other Assets		
Deposit		12,068.27
Total Other Assets	$	**12,068.27**
TOTAL ASSETS	$	**691,452.85**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		43,504.79

Total Accounts Payable	**$**	**43,504.79**
Credit Cards		
AMEX Platnium Lori X14005)		5,513.95
Total Credit Cards	**$**	**5,513.95**
Other Current Liabilities		
Accrued Payroll Expenses		19,200.00
Accrued SF Tax		0.00
Loan - Robert Holgate		50,000.00
Loan From Steven Kay		25,000.00
Payroll Suspense		0.00
Private Dining Deposits		22,295.19
Sales Tax Payable		13,410.00
Tips Payable		16,746.69
Uncashed Paychecks Liability		0.00
Total Other Current Liabilities	**$**	**146,651.88**
Total Current Liabilities	**$**	**195,670.62**
Long-Term Liabilities		
Gift Cards		6,309.90
Loan - Lori Regis		230,942.00
Loan Amaryll Schwertner		226,942.00
Total Long-Term Liabilities	**$**	**464,193.90**
Total Liabilities	**$**	**659,864.52**
Equity		
Opening Balance Equity		0.00
Retained Earnings		65,000.11
Net Income		-33,411.78
Total Equity	**$**	**31,588.33**
TOTAL LIABILITIES AND EQUITY	**$**	**691,452.85**

Boulette's
Statement of Cash Flows
January - March, 2024

		Total
OPERATING ACTIVITIES		
Net Income		-33,411.78
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Employee Advances		903.28
Inventory		0.00
Inventory:Beer Inventory		-114.00
Inventory:Liquor Inventory		774.00
Inventory:Wine Inventory		2,161.00
Suspense		20,472.08
Accounts Payable (A/P)		-346.54
AMEX Platnium Lori X14005)		388.15
Accrued Payroll Expenses		-16,800.00
Loan From Steven Kay		-50,000.00
Sales Tax Payable		-6,661.22
Tips Payable		5,162.75
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**44,060.50**
Net cash provided by operating activities	**-$**	**77,472.28**
FINANCING ACTIVITIES		
Loan - Lori Regis		4,000.00
Net cash provided by financing activities	**$**	**4,000.00**
Net cash increase for period	**-$**	**73,472.28**
Cash at beginning of period		150,996.94
Cash at end of period	**$**	**77,524.66**

Friday, Apr 12, 2024 10:19:23 PM GMT-7